Contact

www.linkedin.com/in/joe-sciacchetano-a7a91549 (LinkedIn)

Languages

Chinese (Full Professional)

Joseph Sciacchetano

Founder and CEO at Rebuff Reality
United States

Summary

Rebuff Your Reality

Experience

Rebuff Reality
Founder and CEO
July 2016 - Present (7 years 10 months)

SKYMOONS INTERACTIVE
Corporate Development Director
June 2017 - January 2018 (8 months)

37Games
Business Development Manager
June 2014 - July 2016 (2 years 2 months)

Kinyoon Group
Investment Manager, VC
March 2013 - June 2014 (1 year 4 months)

Merrill Lynch
Financial Advisor
April 2012 - March 2013 (1 year)

LS Clearinghouse
Co-Founder
February 2010 - March 2012 (2 years 2 months)

Education

University of Florida
BA, Philosophy · (2006 - 2009)

Southwestern University of Finance and Economics
· (2009 - 2009)